Exhibit 99.1

GAZIT-GLOBE LTD.

Registration Number: 520033234

Securities of a Registered Corporation trading on the Tel Aviv Stock Exchange

Shortened Name: Gazit-Globe

1 Hashalom Road, Tel-Aviv 67892

Telephone: 03-6948000, Fax: 03-6961910

Electronic Mail: IR@gazitgroup.com Date of transmission: March 9, 2016

Company Website: www.gazit-globe.com

To:                                                        To:

The Israel Securities Authority       Tel Aviv Stock Exchange Ltd.

www.isa.gov.il                                    www.tase.co.il

Immediate Report on the Appointment of a Director by Gazit-Globe Ltd. (the “Company”)

Regulation 34(b) of the Securities Regulations (Immediate and Periodic reports) 1970

1.	Family Name and First Name: Cohen, Zehavit

Identity Number: 058344797
Citizenship: Private individual holding Israeli citizenship

2.	Date of Birth: 11/16/1963

3.	Address for service: 4 Berkovitz Street, Museum Tower, Floor 22, Tel-Aviv 6423806

4.	Positions of appointment: Regular Director

5.	Previous position in the Company prior to this appointment: None

6.	Starting date of the appointment: 03/08/2016

7.	Education:

Degree	Field	Academic Institution
BA	Accounting	Duquesne University
Degree	Finance	University of Pittsburgh
Degree	Accounting	University of Pennsylvania

8.	Major activities over the past 5 years:

Position Filled	Place of Employment	Length of Time Served
Lecturer	Wharton, University of Pennsylvania	1988-
CEO	Apax Partners Israel Ltd.	2006-
Chairman	Tnuva Center for Marketing Agricultural Products in Israel Ltd.	2008-2011
Chairman	Psagot Investment House, Psagot Securities Ltd., and Psagot Funds Ltd.	2010-2011

  The Director serves as a director other companies: Yes.

  The Director is not an employee of the Company or of a subsidiary of the Company or of a company connected to the Company or of an Interested Party in the Company.

  The Director is not a family member of another Interested Party in the Company.

  The Director does not hold securities of the Company or a public subsidiary thereof.

  The Director will serve on the Audit Committee and the Compensation Committee of the Company

  Does the Company view the Director as a financial and economic expert? – Yes

  Does the Company view the Director as independent? – No but the Company will act to have Ms. Cohen classified as an independent director in the future.

 Forward Looking Statements:

This report contains forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.